SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of May 29, 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                    4th Floor
                                  Regents Place
                                 338 Euston Road
                                     London
                                     NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.






                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

Marconi Corporation plc.


2. Name of director

Werner Koepf


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding of Director


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As in Section 2


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition


7. Number of shares / amount of stock acquired

89,845


8. Percentage of issued class

0.009%


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

Ordinary shares


12. Price per share

66.25p


13. Date of transaction

29 May 2003


14. Date company informed

29 May 2003


15. Total holding following this notification

89,845


16. Total percentage holding of issued class following this notification

0.009%


If a director has been granted options by the company please complete the following boxes.


17. Date of grant




18. Period during which or date on which exercisable




19. Total amount paid (if any) for grant of the option




20. Description of shares or debentures involved: class, number




21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise




22. Total number of shares or debentures over which options held following this notification




23. Any additional information




24. Name of contact and telephone number for queries

Mary Skelly - 020 7306 1410


25. Name and signature of authorised company official responsible for making this notification

Mary Skelly


Date of Notification

29 May 2003




The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company

Marconi Corporation plc.


2. Name of director

Michael Atkinson


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding of Director


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As in Section 2


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition


7. Number of shares / amount of stock acquired

88,348


8. Percentage of issued class

0.009%


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

Ordinary shares


12. Price per share

66.25p


13. Date of transaction

29 May 2003


14. Date company informed

29 May 2003


15. Total holding following this notification

88,348


16. Total percentage holding of issued class following this notification

0.009%


If a director has been granted options by the company please complete the following boxes.


17. Date of grant




18. Period during which or date on which exercisable




19. Total amount paid (if any) for grant of the option




20. Description of shares or debentures involved: class, number




21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise




22. Total number of shares or debentures over which options held following this notification




23. Any additional information




24. Name of contact and telephone number for queries

Mary Skelly - 020 7306 1410


25. Name and signature of authorised company official responsible for making this notification

Mary Skelly


Date of Notification

29 May 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company

Marconi Corporation plc.


2. Name of director

Ian Clubb


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding of Director


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As in Section 2


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition


7. Number of shares / amount of stock acquired

26,503


8. Percentage of issued class

0.003%


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

Ordinary shares


12. Price per share

66.25p


13. Date of transaction

29 May 2003


14. Date company informed

29 May 2003


15. Total holding following this notification

26,503


16. Total percentage holding of issued class following this notification

0.003%


If a director has been granted options by the company please complete the following boxes.


17. Date of grant




18. Period during which or date on which exercisable




19. Total amount paid (if any) for grant of the option




20. Description of shares or debentures involved: class, number




21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise




22. Total number of shares or debentures over which options held following this notification




23. Any additional information




24. Name of contact and telephone number for queries

Mary Skelly - 020 7306 1410


25. Name and signature of authorised company official responsible for making this notification

Mary Skelly


Date of Notification

29 May 2003




The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company

Marconi Corporation plc.


2. Name of director

Kathleen Flaherty


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding of Director


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As in Section 2


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition


7. Number of shares / amount of stock acquired

26,952


8. Percentage of issued class

0.003%


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

Ordinary shares


12. Price per share

66.25p


13. Date of transaction

29 May 2003


14. Date company informed

29 May 2003


15. Total holding following this notification

26,952


16. Total percentage holding of issued class following this notification

0.003%


If a director has been granted options by the company please complete the following boxes.


17. Date of grant




18. Period during which or date on which exercisable




19. Total amount paid (if any) for grant of the option




20. Description of shares or debentures involved: class, number




21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise




22. Total number of shares or debentures over which options held following this notification




23. Any additional information




24. Name of contact and telephone number for queries

Mary Skelly - 020 7306 1410


25. Name and signature of authorised company official responsible for making this notification

Mary Skelly


Date of Notification

29 May 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 29 May 2003